KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland and Labrador Securities Commission

Dear Sirs:

Re: Notice of Change of Auditors of Keegan Resources Inc.

We have read the Notice of Keegan Resources Inc. dated August 23, 2011 and are in agreement with the statements contained in such Notice based on our knowledge of the information contained therein at this time.

Yours very truly,

KPMG LLP

Chartered Accountants

August 24, 2011
Vancouver, Canada